PUBLIC

12014431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOSEPH GUNNAR & CO. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

TONI ANN ROMANO
Notary Public - State of New York
NO. 01RO6190385
Qualified in Kings County
My Commission Expires

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET- 11TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHAN A. STEIN 212-440-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHAN A. STEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOSEPH GUNNAR & CO., LLC, as of DECEMBER 31, 20 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONI ANN ROMANO
Notary Public - State of New York
NO. 01RO6190385
Qualified in Kings County
My Commission Expires 7.28.12

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH GUNNAR & CO., LLC

FINANCIAL STATEMENT

Year Ended December 31, 2011

AND
INDEPENDENT AUDITORS' REPORT

CONTENTS

December 31, 2011

RSSM ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants
1956 - 2006 50 Years Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT

To the Members
Joseph Gunnar & Co., LLC:

We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., LLC (a wholly-owned subsidiary of Joseph Gunnar Holding Co., LLC) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 12, 2011

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

Assets	
Cash	$ 52,622
Receivables:	
Due from clearing broker (Note 3)	895,207
Due from registered representatives (Note 4)	246,071
Clearing deposit (Note 3)	150,000
Other receivables	29,304
Securities (Note 7)	54,570
Prepaid expenses and other assets	79,694
Property and equipment, net of accumulated depreciation and amortization of $2,039,564 (Note 5)	112,620
Security deposits	20,274
Total assets	$ 1,640,362
Liabilities and Members' Equity	
Liabilities:	
Commissions payable	$ 473,937
Accounts payable and accrued expenses	400,979
Deferred rent payable (Note 6)	198,208
Subordinated loan (Note 8)	100,000
Total liabilities	1,173,124
Commitments and contingencies (Note 6)	
Members' equity	467,238
Total liabilities and members' equity	$ 1,640,362

The accompanying notes are an integral part of this financial statement.

1. Organization

Joseph Gunnar & Co., LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH" or "Parent").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2011, the Company had not exceeded that limit.

Income Recognition/Business Activities

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis. Investment banking revenues include gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial consulting services.

Furniture and Equipment

Depreciation of equipment is provided on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Deferred Rent

Deferred rent represents the excess of rent expense on a straight-line basis over the annual rent payable.

Advertising Costs

Advertising costs are charged to operations as incurred and is included in other operating expenses on the Company's statement of operations and members' equity.

Income Taxes

The Company has elected to be treated as a partnership for federal and state tax purposes and is responsible for New York City Unincorporated Business Taxes.

FASB ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2011, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's income tax returns for the years ended December 31, 2008 through 2010 can still be examined by the taxing authorities. In addition, the Company's 2007 New York Unincorporated Business Taxes are currently under audit.

3. **Due From Clearing Broker**

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company's securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

The clearing agreement requires the Company to maintain a deposit account with the clearing broker equal to 150% of its net capital requirement.

4. Due From Registered Representatives

Due from registered representatives represents amounts advanced to employees as incentives. The unsecured loans are non-interest bearing and have no specific repayment terms. The loans are amortized over the lives of the loans and included as compensation to the respective employees. The loans are completely forgiven once the employees have met their length of service obligations. If an employee fails to meet the requirement and is terminated, the balance is written off as a bad debt. The balance of the loans receivable at December 31, 2011 was $246,071. The Company has not taken a reserve for possible write-downs.

5. Property and Equipment

Property and equipment consists of the following:

Machinery and equipment	$ 1,364,218
Leasehold improvements	787,966
	2,152,184
Less accumulated depreciation	2,039,564
	$ 112,620

6. Commitments and Contingencies

Operating Leases

The Company leases its office space under an operating lease that was due to expire in September 2010. In 2010, the Company signed an amendment to the lease extending its term until January 2021. Per the amendment agreement, the Company incurs rent escalations on a yearly basis. The agreement also stipulates that the Company is allowed a credit to fixed rent for 4 months. The Company accounts for rent on a straight-line basis. As a result, the Company recognized approximately $188,000 in deferred rent for the year ended December 31, 2011. Deferred rent payable as of December 31, 2011 is approximately $198,000.

In addition, the Company was granted a tenant improvement allowance of $82,000 for improvements to leased office space that qualifies under the Lower Manhattan Revitalization Program or as a credit to be applied against fixed rent. During 2011, the Company did not utilize any of the allowance which expired on March 31, 2011 and as a result was able to apply the entire $82,000 as a credit against rent in 2011. Pursuant to the office lease, the Company is responsible for its annual

share of real property taxes and other operating expenses. The Company's CEO/managing member has issued a limited personal guarantee of certain office lease obligations.

Following is a summary of future minimum lease payments:

Year Ending December 31,	
2012	$ 393,842
2013	403,238
2014	448,523
2015	465,061
2016	493,675
Therafter	2,147,498
	$ 4,351,837

In 2008, the Company financed the purchase of leasehold improvements and furniture and fixtures under a financing lease which expired in June 2011. In 2010 and 2011, the Company also entered into several equipment leases with expiration dates ranging from December 2013 to October 2016.

Following is a summary of future minimum lease payments for the leases:

Year Ending December 31,	Operating Lease
2012	$ 18,746
2013	18,746
2014	6,062
2015	6,062
2016	2,905
	$ 52,521

Legal Matters

The Company is a respondent in various legal actions incidental to its securities business. These cases allege violations of various securities rules, and claim damages plus the recovery of legal fees and other costs. While litigation is subject to many uncertainties, and the ultimate resolution, range of loss, and impact on operating results and financial condition cannot be reasonably estimated, management believes, based upon its understanding of the facts and circumstances of each matter in consultation with defense counsel, that it has meritorious defenses in all cases and intends to defend

such cases vigorously. The Company has established a reserve of $35,000 against the settlement of pending litigation.

Other

In October 2011, the Company entered into an Amendment to its Fully Disclosed Clearing Agreement (the "Agreement") with its clearing broker. Upon execution of this Amendment, and provided that the Company is at all times in material compliance with the terms and conditions of the Agreement, as defined, the clearing broker agrees to issue three (3) annual Correspondent Business Development Credits of $100,000 to the Company (totaling $300,000). The first $100,000 was available and used in November 2011 as a reduction to clearing and execution expenses on the Company's statement of operations and members' equity. In the event that the Agreement is terminated within an initial 5-year period by either the Company or its clearing broker, as defined, the Company would be held liable for the pro-rated portion of the credit to be remitted back to the clearing broker.

In addition, if the Agreement is terminated by either party for non-compliance with the terms and conditions stipulated in the Agreement, the Company is liable to pay a termination fee based on the following schedule:

Year 1	$ 750,000
Year 2	650,000
Year 3	550,000
Year 4	350,000
Year 5	250,000

7. Fair Value Measurements

FASB ASC 820-10 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Investments in equity securities: Investments in equity securities that are classified as trading securities are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. There were no instances in which unobservable inputs were used as of December 31, 2011.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2011:

Assets at Fair Value as of December 31, 2011

	Level 1	*Level 2*	*Level 3*	*Total*
Equity Securities	$ 54,570	$ -	$ -	$ 54,570
Total assets at fair value	$ 54,570	$ -	$ -	$ 54,570

8. Subordinated Loan

Pursuant to a Subordinated Loan Agreement effective June 23, 2009, the Company borrowed $300,000 from its clearing broker. As the fully Disclosed Clearing Agreement between the Company and the clearing broker dated April 27, 2007 was not terminated prior to May 15, 2010, one-third of the loan principal was forgiven. An additional one-third was forgiven as a result of the agreement not being terminated prior to May 15, 2011, and entire payment obligation otherwise due at April 27, 2012 will be forgiven if the agreement has not been terminated. The loan calls for interest at the federal funds rate plus 4% per annum and is charged monthly against commission and fee income. The Subordinated Loan Agreement requires that the Company meet certain requirements with regard to its ratio of aggregate indebtedness to net capital and requires the continued employment of the Company's Chief Executive Officer and President.

At December 31, 2011, the Company has failed to maintain the minimum equity requirement under the terms of the Subordinated Loan Agreement. The agreement calls for an asset-to-ownership equity ratio of less than 4:1 and minimum equity of $750,000. Under the terms of the agreement, the lender has the right to call for accelerated repayment of the loan balance.

9. Related Party Transaction

During 2011, the Company paid management fees totaling $886,000 to JGH.

10. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the

obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

The Company places its cash in commercial checking accounts and uninsured money market funds. Bank balances may from time to time exceed federally insured limits.

11. 401(K) Plan

The Company offers a 401(k) retirement plan which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, at its option, may make matching contributions of up to $500 per participant during the plan year. There were no matching contributions during the year ended December 31, 2011.

12. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had regulatory net capital of $199,746, which exceeded its requirement of $100,000 by $99,746. The ratio of aggregate indebtedness to net capital was 5.4 to 1.

13. Subsequent Events

The Company has evaluated its subsequent events through February 10, 2012, the date that the accompanying financial statements were available to be issued. There were no subsequent events requiring disclosure.